GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

         INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT
                OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At December 31, 2002, Simec's total consolidated debt consisted of approximately $48 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company Industrias CH, S.A. de C.V. ("ICH"), while at December 31, 2001, Simec had outstanding approximately $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level at December 31, 2002 reflects the prepayment of $48.1 million of bank debt in 2002 (Simec financed $24.4 million of this prepayment with loans from ICH), the semi-annual amortization installments on its bank debt of in May and November 2002 aggregating $6.7 million and the conversion to common stock in June 2002 of $24.6 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.51 per American Depositary Share. Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest at December 31, 2002 was $227,666) which were issued in 1993 as part of a $68 million issuance.

At December 31, 2002, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") was not in compliance with various financial covenants contained in its bank loan instruments. In accordance with Mexican generally accepted accounting principles, Simec's long term bank debt has been reclassified as current liabilities. CSG is currently in negotiations with its bank lenders to amend the provisions of the financial covenants, and is seeking to have the covenants calculated based upon the financial statements of Simec rather than CSG, because the cause of the non compliance is intercompany debt owed from CSG to its parent company Simec.

In June 2002, ICH converted approximately $24.6 million of loans to Simec plus accrued interest thereon (which loans were made principally to fund the prepayment of Simec bank debt) into common shares of Simec at a conversion price equivalent to U.S. $1.51 per American Depositary Share. On July 3, 2002, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of the conversion of ICH debt to purchase capital stock for Ps. 26.8 million at the price per share of Ps. 0.7294 (the equivalent of U.S. $1.51 per American Depositary Share). In February 2003, Simec effected a 1 for 20 reverse split of its Series B common stock; as a result its American Depositary Shares represent 1 share of Series B Common Stock.

Net resources provided by operations were Ps. 299 million in 2002 versus Ps. 356 million of net resources provided by operations in 2001. Net resources used in financing activities were Ps. 232 million in 2002 (which amount reflects the prepayment of Ps. 481 million ($48.1 million) of bank debt, the amortization of an additional $6.7 million of its bank debt and the conversion by ICH of Ps.
252.7 million of loans (plus accrued interest thereon) into common shares and the increase of capital stock of Ps. 26.8 million as a result of the exercise of pre-emptive rights by certain minority shareholders) versus Ps. 362 million of net resources used in financing activities in 2001 (which amount reflects the redemption of Ps. 518 million ($52.3 million) of CSG notes, thereby retiring such issuance in full). Net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 23 million in 2002 versus net resources used in investing activities of Ps. 57 million in 2001.


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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Net Sales

Net sales of Simec increased 5% to Ps. 2,109 million in 2002 compared to Ps. 2,011 million in 2001. Sales in tons of basic steel products increased 9% to 609,202 tons in 2002 compared to 560,726 tons in 2001. Exports of basic steel products increased to 80,179 tons in 2002 versus 48,385 tons in 2001 due to higher margins for export sales in 2002 than in 2001. Additionally Simec sold 23,137 tons of billet in 2002 compared to 1,248 tons in 2001. The average price of steel products decreased 5% in real terms in 2002 versus 2001, due principally to pricing pressures caused by imports of competing products.

Direct Cost of Sales

Simec's direct cost of sales increased 4% to Ps. 1,409 million in 2002 compared to Ps. 1,350 million in 2001. Direct cost of sales as a percentage of net sales was 67% in each of 2002 and 2001. The average cost of raw materials used to produce steel products decreased 6% in real terms in 2002 versus 2001 primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Simec's marginal profit increased 6% to Ps. 700 million in 2002 compared to Ps. 661 million in 2001. As a percentage of net sales, marginal profit was 33% in each of 2002 and 2001.

Indirect Manufacturing, Selling, General And Administrative Expenses

Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) decreased 6% to Ps. 442 million in 2002 from Ps. 471 million in 2001; this decrease was due to the reduction of Simec's labor force and lower expenses. Depreciation and amortization in 2002 was Ps. 155 million compared to Ps. 140 million in 2001.

Operating Income

Simec's operating income increased 36% to Ps. 258 million in 2002 compared to Ps. 190 million in 2001. As a percentage of net sales, operating income was 12% in 2002 and 9% in 2001.

Financial Income (Expense)

Simec recorded financial expense in 2002 of Ps. 123 million compared to financial income of Ps. 5 million during 2001. Simec recorded an exchange loss of approximately Ps. 100 million in 2002 compared to an exchange gain of Ps. 99 million in 2001 reflecting the 12.8% decrease in the value of the peso versus the dollar in 2002 versus an increase of 4.5% in the value of the peso versus the dollar in 2001. Net interest expense was Ps. 53 million in 2002 versus Ps. 166 million during 2001 reflecting a lower amount of debt outstanding during 2002. Simec recorded a gain from monetary position of Ps. 30 million in 2002 compared to a gain from monetary position of Ps. 72 million in 2001, reflecting the domestic inflation rate of 5.7% in 2002 as compared to 4.4% in 2001 and lower debt levels during 2002.

Other Income (Expense), Net

Simec recorded other expense, net, of Ps. 15 million in 2002 reflecting (i) other income relating to tax benefits associated with the acquisition of machinery and equipment made in 2001 of Ps. 6 million,

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(ii) a gain of Ps. 2 million in respect of $200,000 principal amount of Simec's
MTNs which were acquired at 50% of the principal amount thereof, without provision for accrued interest, and were subsequently cancelled, (iii) income of Ps. 3 million relating to insurance payments received in respect of the breakdown of the scrap shredder machine at the Mexicali mini-mill, (iv) expense relating to an adjustment in the value of the land of its subsidiary Pacific Steel of Ps. 20 million, (v) expenses of Ps. 2 million for fees relating to obtaining the approval of the Comision Nacional Bancaria y de Valores to increase the capital stock of Simec and (vi) expenses related to other financial operations of Ps. 4 million. Simec recorded other income, net, of Ps. 64 million in 2001 reflecting (i) income resulting from the cancellation of Ps. 15 million of interest on bank debt recorded as accrued interest in 2000, (ii) income from the cancellation of the provision of Ps. 9 million for doubtful accounts recorded as a result of changes in estimates made in prior years, (iii) income from a decrease of Ps. 10 million in the current liability to Simec's former parent company, Grupo Sidek, (iv) expense relating to a provision for doubtful accounts of Ps. 6 million, (v) expenses of Ps. 3 million relating to the cancellation of the goodwill, (vi) income relating to asset taxes for prior years of Ps. 25 million and (vii) income related to other financial operations of Ps. 14 million.

Income Tax and Employee Profit Sharing

Simec recorded a provision of Ps. 27 million for income tax and employee profit sharing in 2002 (including a decrease in the provision of Ps. 8 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 17 million in 2001 (including a decrease in the provision of Ps. 5 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income

As a result of the foregoing, Simec recorded net income of Ps. 93 million in 2002 compared to net income of Ps. 242 million in 2001.

Recent Pronouncements Applicable to Mexican GAAP

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin was Ps. 752 million at December 31, 2002 compared to Ps. 697 million at December 31, 2001. The effect on Simec's consolidated statement of income in 2002 was a decrease of Ps. 8 million in the provision for income tax and employee profit sharing compared to a decrease of Ps. 5 million in 2001. These provisions do not affect the cash flow of Simec.